File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Item	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS as of and for the Years Ended March 31, 2009 and 2008:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-17

SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	18

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm
EX-23.1
     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
McKesson Corporation Profit-Sharing Investment Plan
San Francisco, CA
     We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
San Francisco, CA
September 21, 2009

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2009 AND 2008 (IN THOUSANDS)

	2009			2008
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
ASSETS:
Cash and cash equivalents:
Allocated	$	$2,107	$2,107	$	$2,229	$2,229
Unallocated		14	14		25	25

Total cash & cash equivalents	—	2,121	2,121	—	2,254	2,254

Investments at Fair Value:
Mutual funds and brokeragelink	555,801		555,801	792,874		792,874
Common/ collective trusts	181,344		181,344	263,945		263,945
Separately managed accounts	92,402		92,402	169,834		169,834
BNY Mellon Stable Value Portfolio	133,528		133,528	125,120		125,120
Participant loans	26,871		26,871	26,078		26,078
McKesson Corp. common stock:
Allocated		270,485	270,485		383,445	383,445
Unallocated		2,328	2,328		7,746	7,746
Employee stock fund	37,027		37,027	47,683		47,683

Total
Investments at Fair Value	1,026,973	272,813	1,299,786	1,425,534	391,191	1,816,725

Receivables:
Dividends and interest on:
Allocated		902	902		446	446
Unallocated		8	8		21	21
Due from broker for securities sold —allocated			—		966	966

Total receivables	—	910	910	—	1,433	1,433

Total assets	1,026,973	275,844	1,302,817	1,425,534	394,878	1,820,412

LIABILITIES:
Line of credit — on unallocated stock			—		700	700
ESOP promissory notes payable — on unallocated stock		869	869		2,503	2,503
Accrued interest — unallocated stock		38	38		108	108
Accrued other		1,052	1,052		844	844

Total liabilities	—	1,959	1,959	—	4,155	4,155

NET ASSETS Available for Benefits at Fair Value	1,026,973	273,885	1,300,858	1,425,534	390,723	1,816,257
ADJUSTMENT from fair value to contract value for fully benefit-responsive investment contracts	6,469		6,469	303		303

NET ASSETS Available for Benefits	$1,033,442	$273,885	$1,307,327	$1,425,837	$390,723	$1,816,560

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2009 AND 2008 (IN THOUSANDS)

	2009			2008
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME (LOSS):
Net (depreciation) in fair value of investments	$(476,184)	$(129,919)	$(606,103)	$(116,973)	$(44,943)	$(161,916)
Dividends and interest	34,504	3,653	38,157	75,644	2,587	78,231

Investment (loss)	(441,680)	(126,266)	(567,946)	(41,329)	(42,356)	(83,685)

CONTRIBUTIONS:
Participants	123,628		123,628	125,573		125,573
Employer		53,812	53,812		11,952	11,952

Total contributions	123,628	53,812	177,440	125,573	11,952	137,525

DEDUCTIONS:
Benefits paid to participants	98,451	21,092	119,543	134,980	30,475	165,455
Interest expense		111	111		463	463
Administrative fees	640	90	730	1,100	90	1,190

Total deductions	99,091	21,293	120,384	136,080	31,028	167,108

(DECREASE) IN NET ASSETS BEFORE TRANSFERS AND MERGERS	(417,143)	(93,747)	(510,890)	(51,836)	(61,432)	(113,268)
TRANSFERS TO PARTICIPANT DIRECTED INVESTMENTS	23,091	(23,091)	—	43,256	(43,256)	—
MERGER OF NET ASSETS FROM OTHER PLANS	1,657		1,657	144,899		144,899

INCREASE (DECREASE) IN NET ASSETS	(392,395)	(116,838)	(509,233)	136,319	(104,688)	31,631
Net assets at beginning of year	1,425,837	390,723	1,816,560	1,289,518	495,411	1,784,929

Net assets at end of year	$1,033,442	$273,885	$1,307,327	$1,425,837	$390,723	$1,816,560

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 AND 2008
1. PLAN DESCRIPTION
     The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.
     The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
     A Participant Directed Investments
     Contributions — The Plan qualifies as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Participants may make pretax contributions from 1% to 20% of eligible pay, limited to $16,500 for calendar year 2009 and $15,500 for calendar year 2008. Total contributions are limited to the lesser of $49,000 for calendar year 2009 and $46,000 for calendar year 2008 or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax catch-up contributions of up to 67% of pay, limited to $5,500 for calendar year 2009 and $5,000 for calendar year 2008. Participants may also contribute amounts representing distributions from other qualified plans.
     Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
     Vesting — Participant contributions and earnings thereon are 100% vested at all times.
     Investment Options — Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:
•	BNY Mellon Stable Value Portfolio invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.
•	McKesson Corporation Employee Company Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock with participant contributions and transfers from the Employer Company Stock Allocated Fund.
•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital Aggregate Bond Index (formerly known as the Lehman Brothers Aggregate Bond Index).
•	SSgA Balanced Fund is a custom mix of commingled pools that invests 60% in SSgA S&P 500 Index Fund and 40% in SSgA Bond Index Fund.
•	Wellington Management Small Cap Portfolio invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long-term growth by investing in the stocks of small companies.
•	SSgA S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
•	Dodge & Cox Large Cap Value Portfolio invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.
•	Fidelity Diversified International Fund invests primarily in a diversified portfolio of equity securities of companies located outside of the United States.
•	Rainier Large Cap Growth Portfolio invests primarily in the common stock of large companies, with a goal of long-term capital growth. This is a separately managed account, not a mutual fund.
•	Mutual Fund Window provides access to approximately 260 mutual fund options from more than 20 investment companies.
•	Fidelity BrokerageLink provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option.
     Loans — Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 as adjusted for certain items specified in the Plan document, or (iii) the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Contractual interest rates ranged from 4% to 11% in fiscal 2009 and 2008. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via electronic funds transfer or monthly coupon payments. Participant loans totaled $26,871,000 and $26,078,000 at March 31, 2009 and 2008.
     Payment of Benefits — Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind in the form of installments. Former employees may remain participants in the Plan.
     Transfers from Other Qualified Plans — In March 2009, the net assets from McQueary Brothers Drug Company 401(k) Profit Sharing Plan totaling $1,657,000 were merged into the Plan. In April 2007, the net assets from the Medcon Telemedicine Technology, Inc. 401(k) Profit Sharing Plan totaling $234,000 were merged into the Plan. The net assets including participant loans from the Per Se Technologies Employee Retirement Savings Plan and the NDC Health Corporation 401(k) Plan totaling $92,127,000 and $52,538,000 were merged into the Plan in July and June 2007.
     B Non-Participant Directed Investments
     General — The McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). Generally, the Allocated fund represents shares that have been allocated to participants through employer matching contributions and have not been directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company can direct shares into this account. The Unallocated fund represents ESOP shares to be used for the future employer matching contributions. Participants can transfer employer matching contributions from the allocated fund to other participant directed investments, including the Employee Stock Fund, as soon as they are made. Total transfers to the participant directed investments for the years ended March 31, 2009 and 2008 were $23,091,000 and $43,256,000. In fiscal 2009, employer matching contributions were funded, in part, with 81,000 shares from the ESOP and 462,000 in share contributions directly from the Company. In fiscal 2008, employer matching contributions were funded with 876,000 shares from the ESOP and 3,000 share contributions from the Company.
     Employer Matching Contributions to Participants Accounts — Effective the last business day of each month throughout the fiscal year, or as soon as administratively feasible thereafter, participant accounts are credited with matching Company contributions, primarily in the form of the Company’s common stock based on a percentage of the participants’ basic contributions. Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted at the discretion of the Company to plan participants. The Plan was amended effective April 1, 2007 to provide for a true-up matching employer contribution, the amount equal to the difference between

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
(1) a participant’s match determined based on the participant’s compensation and eligible contributions for the entire Plan Year and (2) the amount of the participant’s match contributed to the plan on a monthly basis for the Plan Year.
     The Internal Revenue Code requires that shares be released for employer contributions according to a formula based on debt service payments under the leveraged ESOP component of the Plan. The Company contributed $55,539,000 which included $4,163,000 in ESOP contributions, $20,576,000 in share contributions directly from the Company and $30,800,000 in cash to fund the company match contribution in the year ended March 31, 2009. The Company contributed $52,512,000 which included $52,314,000 in ESOP contributions and $198,000 in share contributions to fund the company matching contribution in the year ended March 31, 2008.
     Employer Contributions — Dividends on unallocated shares of Company common stock are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to the extent that the dividends are not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $2,436,000 and $11,754,000 in the years ended March 31, 2009 and 2008.
     Vesting — Employer contributions made on or after April 1, 2005 are 100% vested immediately. Employer contributions made before April 1, 2005 vest ratably over five years of service (20% vests each year over five years). Generally, for employer contributions made before April 1, 2005, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.
     Forfeitures — A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each fiscal year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2009 and 2008 of employer contributions made before April 1, 2005 were $430,000 and $983,000.
     Diversification of Stock Fund — Participants may transfer Company contributions to other investment funds as soon as they are made. In addition, participants may diversify past Company contributions without restrictions.
     Payment of Benefits — Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.
     McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) — The following is information regarding the shares of McKesson Corporation common stock at fair value held as of March 31 (in thousands):

	2009			2008
	Number of		Fair Value of	Number of		Fair Value of
	Shares	Cost Basis	Shares	Shares	Cost Basis	Shares
Allocated	7,719	$276,973	$270,485	7,322	$251,438	$383,445
Unallocated	67	1,252	2,328	148	2,787	7,746

Total	7,786	$278,225	$272,813	7,470	$254,225	$391,191

     The per share fair value of McKesson Corporation common stock at March 31, 2009 and 2008 was $35.04 and $52.37.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     The following is a reconciliation of the allocated and unallocated net assets available for benefits of the Non-Participant Directed funds for the years ended March 31 (in thousands):

	2009			2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Net Assets (beginning of year)	$386,242	$4,481	$390,723	$450,199	$45,212	$495,411
Net (depreciation) appreciation	(128,665)	(1,254)	(129,919)	(45,084)	141	(44,943)
Dividends and interest	3,599	54	3,653	2,436	151	2,587
Employer contributions	51,376	2,436	53,812	198	11,754	11,952
Benefits paid to participants	(21,092)		(21,092)	(30,475)		(30,475)
Interest expense		(111)	(111)		(463)	(463)
Administrative fees	(90)		(90)	(90)		(90)
Allocation of 81 shares, at market	4,163	(4,163)	—			—
Allocation of 876 shares, at market			—	52,314	(52,314)	—
Transfers to participant directed investments	(23,091)		(23,091)	(43,256)		(43,256)

Net Assets (end of year)	$272,442	$1,443	$273,885	$386,242	$4,481	$390,723

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
     Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
     Cash Equivalents — The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risk and Uncertainties — The Plan utilizes various investment instruments including mutual funds, common collective trusts, separately managed accounts and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
     New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued the Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which provides a consistent definition of fair value that focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value. SFAS No. 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurement. On April 1, 2008, the Plan adopted SFAS No. 157 for financial assets and financial liabilities. The provisions of SFAS No. 157 are applied prospectively. The adoption of the various provisions of SFAS No. 157 had no material impact on the Plan’s financial statements.
     In April 2009, the FASB issued Staff Position (“FSP”) 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157 when an asset or liability experienced a significant decrease in volume and activity in relation to their normal market activity. Additionally, the FSP provides guidance on identifying circumstances that may indicate if a transaction is not orderly. FSP 157-4 is effective for the Plan beginning in fiscal year 2010. The adoption of FSP 157-4 is not expected to have a significant impact on the Plan’s financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity BrokerageLink are stated at quoted market prices. Investments in common collective trusts are stated at net asset value. Interests in separately managed funds are valued based on the underlying net assets.
     Within the BNY Mellon Stable Value Portfolio (“Stable Value Portfolio”) (Standish Mellon Stable Value Portfolio for fiscal year 2008), traditional Guaranteed Investment Contracts (“GICs”) and Variable Synthetic (“VS”) GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic (“FMS”) GICs are stated at estimated fair value based on market values of publicly traded bonds that are held as the underlying assets within the FMS GICs. The valuation is provided by FT Interactive Data Corporation. Constant Duration Synthetic (“CDS”) GICs are also held in the Stable Value Portfolio and are stated at estimated fair value based on market values provided by Barclays Global Investors.
     Participant loans are valued at their outstanding loan balances, which approximates fair value. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2009 and 2008. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as a reduction of net appreciation in fair market value of investments and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investment bought and sold as well as held during the year.
     Administrative Fees — Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
     Benefits — Benefits are recorded when paid.
3. INVESTMENTS
     The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2009	2008
McKesson Corporation Employer Stock (Allocated and Unallocated) *	$272,813	$391,191
SSgA S&P 500 Index Fund	101,200	171,671
Dodge & Cox Large Cap Value Portfolio **	—	116,358
Stable Value Portfolio	133,528	125,120

*	Non-Participant Directed

**	Fair value did not exceed 5% of the Plan’s net assets at March 31, 2009.
     The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions in order to provide participants with a stable return on investment and protection of principal from changes in market interest rates.
     Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. Traditional GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.
     Variable Synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at contract value. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     Fixed Maturity Synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments will be made for participant directed withdrawals.
     Constant Duration Synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value, benefit responsive payments will be made for participant directed withdrawals.
     The FMS GICs and CDS GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fixed income fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both FMS and CDS GICs, the fair values of “wraps” provided by issuers are valued by BNY Mellon Stable Value Group at March 31, 2009 (Standish Mellon Asset Management at March 31, 2008) using the combination of a cost and income approach. The methodology uses the cost approach to determine a replacement value of each contract based on an internal pricing matrix developed by the portfolio management and trading team of BNY Mellon Stable Value Group at March 31, 2009 (Standish Mellon Asset Management Stable Value Group at March 31, 2008). The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees as well as the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees.
     The initial crediting rate for both the FMS and CDS GICs are established based on the market interest rates at the time the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The FMS GICs crediting rate is set at the start of the contract and typically resets on a quarterly basis. The CDS GICs crediting rate resets every quarter based on the contract value, the market yield to maturity of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the contract value of the contract and market value of the contract and therefore will be affected by interest rate and market changes.
     It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants.
•	Employer-initiated events — events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan
     In general, issuers may terminate the GIC and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
     The average yield of the entire Stable Value Portfolio based on actual earnings was 4.22% and 4.46% at March 31, 2009 and 2008. The average yield of the GICs based on the interest rate credited to participants was 4.08% and 4.38% at March 31, 2009 and 2008. To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.
     The GICs are presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     The portfolio holdings in the Stable Value Portfolio as of March 31, 2009 and 2008 are shown below (in thousands):

	As of March 31, 2009
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value
Cash /Cash Equivalent:
Fidelity Management Trust Company (STIF)	Cash/Cash	$13,949	$—	$—
Natixis (formerly IXIS) Financial Products, Inc	A+/Aaa	2,057	—	(50)
Guaranteed Investment Contract:
Metropolitan Life Insurance Company	AA-/Aa2	2,554	—	(44)
Fixed Maturity Investment:
Bank of America, N.A.	AAA/Aaa	16,223	17	166
State Street Bank	AAA/Aaa	12,421	13	734
Rabobank Nederland	AAA/Aaa	8,099	4	(122)
Constant Duration Synthetic:
State Street Bank	AA+/Aa2	20,304	38	1,464
Pacific Life	AA+/Aa2	38,812	49	2,941
Natixis (formerly IXIS) Financial Products, Inc	AA+/Aa2	18,400	—	1,360
Pooled Funds:
BNY Mellon Stable Value Portfolio	AA+/Aa1	588	—	20

Total		$133,407	$121	$6,469

	As of March 31, 2008
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value
Cash /Cash Equivalent:
Fidelity Management Trust Company (STIF)	Cash/Cash	$6,466	$—	$—
Natixis (formerly IXIS) Financial Products, Inc	AAA/Aaa	2,064	—	(53)
Guaranteed Investment Contract:
Hartford Life Insurance Company	AA-/Aa3	1,559	—	—
Fixed Maturity Investment:
Bank of America, N.A.	AAA/Aaa	13,444	4	(49)
State Street Bank	AAA/Aaa	11,546	3	25
Rabobank Nederland	AAA/Aaa	12,414	1	(44)
Constant Duration Synthetic:
State Street Bank	AA+/Aa1	18,734	10	87
UBS	AA+/Aa1	12,830	2	106
AIG Financial Products	AA+/Aa1	23,827	4	197
Natixis (formerly IXIS) Financial Products, Inc	AA+/Aa1	18,734	16	79
Pooled Funds:
Northern Trust Pooled	AA+/Aa1	2,881	—	(47)
Standish Mellon Stable Value Portfolio	AA+/Aa1	581	—	2

Total		$125,080	$40	$303

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     During fiscal 2009 and 2008, the Plan’s investment loss (including gains and losses on investments bought and sold, as well as held during the year) is as follows (in thousands):

	2009	2008
Common/collective trusts	$(79,112)	$(10,642)
Mutual funds, Fidelity brokeragelink and Stable Value Portfolio	(309,506)	(75,286)
Separately Managed Accounts	(71,218)	(25,620)
McKesson Corporation Common Stock:
Employer Company Stock Fund (Allocated and Unallocated)*	(129,919)	(44,943)
Employee Company Stock Fund	(16,348)	(5,425)

Total	$(606,103)	$(161,916)

*	Non-Participant Directed
4. FAIR VALUE MEASUREMENTS
     SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
     In addition to defining fair value, SFAS No. 157 expands the disclosure requirement around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1	— Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	— Quoted prices for similar assets or liabilities in active markets;
— quoted prices for identical or similar assets or liabilities in inactive markets;
— inputs other than quoted prices that are observable for the asset or liability; and
— inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	— Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.
     The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, 2009 (in thousands):

		Fair Value Measurements
Description	Total	Level 1	Level 2		Level 3
Mutual funds and Fidelity brokeragelink	$555,801	$555,801	$		$
Common / collective trusts	181,344			181,344
Separately managed accounts	92,402	92,402
BNY Mellon stable value portfolio Underlying investments	133,528			133,528
Participant loans	26,871					26,871
McKesson Corp. common stock	309,840	309,840

Total	$1,299,786	$958,043		$314,872		$26,871

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     The following table presents a Level 3 reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (in thousands):

Participant
Description	loans
Beginning balance — April 1, 2008	$26,078

Additions, repayments, settlements, net	793

Ending balance — March 31, 2009	$26,871

     Below is a description of the valuation methodologies used for the fair value measurements.
     Mutual funds are publicly traded investments which are valued using the Net Asset Value (“NAV”). The NAV of the mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
     Common/ collective trusts are valued based on the NAV of the underlying securities in an active market. The beneficial interest of each participant is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.
     Fixed maturity synthetic and constant duration synthetic GICs consist primarily of underlying assets which are traded in active markets and have readily quoted market prices. The fair value of the underlying portfolio of these contracts is the sum of all assets’ market values provided by third party pricing sources or external managers. Both fixed maturity synthetic and constant duration synthetic GICs contain wrap contracts that guarantee benefit responsive payments for participant directed transactions at contract value. The fair value of the wrap contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees. Short term investments represent a fund’s cash balance, and fair value will be equal to the face value of cash. Fair values of traditional GICs are determined by calculating the present value of all future cash flows of the contract. Fair value of variable synthetic GICs are the book value of the contracts plus the present value of the payments required by the current market spread less the present value of the contractual spread payments set at the time of purchase.
5. LINE OF CREDIT
     In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. to refinance a portion of the principal payable under the ESOP loans and to more efficiently manage the number of shares released to fund the employee benefits. The line of credit bore interest at London Interbank Offered Rate (“LIBOR”) multiplied by the applicable LIBOR adjustment. The line of credit matured on June 1, 2009. On March 31, 2008 the interest rate was 2.45% on the outstanding balance of $700,000. As of March 31, 2008 the line of credit was collateralized by 16,023 unallocated shares of McKesson Corporation common stock. The line of credit was prepaid in full on April 9, 2008. On April 9, 2008 the remaining 16,023 shares were released from collateral and were allocated to participants during fiscal year 2009.
6. ESOP PROMISSORY NOTES PAYABLE
     In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction (a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company), all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.
     The ESOP promissory note supporting the June 1989 stock purchase is payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. In June 2007 a principal payment of $6,000,000 was made to enable the release

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced. On March 31, 2009, the outstanding balance of the note was $869,000 ($2,503,000 at March 31, 2008). This note is collateralized by 66,444 unallocated shares of McKesson Corporation common stock (131,884 at March 31, 2008). In June 2009, the Company paid in full the remaining principal amount of $869,000.
7. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Company by letter dated January 21, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. In accordance with Revenue Procedure 2006-66, the Plan’s sponsor has requested an updated determination letter on the entire Plan as amended, including the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16, and all other items identified on the 2005 Cumulative List of Changes in Plan Qualification Requirements. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.
8. PLAN TERMINATION
     The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. In June 2009, the Company paid in full the remaining principal amount of $869,000 due on the ESOP promissory note
9. LITIGATION
     ERISA Litigation
     The Plan’s report on Form 11-K for the year ended March 31, 2007, included a description of an action in the United States District Court for the Northern District of California captioned In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. C-00-20030 RMW) (the “ERISA Action”), a lawsuit initiated following announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed. The ERISA Action was brought on behalf of two putative classes: an “HBOC Sub-Class,” and a “McKesson Sub-Class”. The HBOC Sub-Class included participants in the former HBO & Company Profit-Sharing and Savings Plan (the “HBOC Plan”) and their beneficiaries in the period from March 31, 1996 to April 1, 1999 (the date of the merger of the HBOC Plan into the Plan), for whose benefit the HBOC Plan held and acquired HBOC stock (and, after January 12, 1999, McKesson stock). The McKesson Sub-Class included participants in the Plan (excluding employees of HBOC who became participants in the Plan by virtue of the merger of the HBOC Plan into the Plan on or about April 1, 1999) whose accounts were invested in McKesson stock at any time, who maintained an account balance under the Plan as of April 27, 1999, which included McKesson stock, and who had not received a distribution from the Plan as of April 27, 1999. Plaintiffs in the ERISA Action alleged, among other things, that McKesson, HBOC, and the alleged fiduciaries of the Plan and of the HBOC Plan breached their fiduciary duties.
     On May 6, 2005, McKesson reached an agreement to settle all claims for the benefit of the HBOC Sub-Class for approximately $18.2 million in exchange for releases in favor of all defendants, including releases of claims the HBOC Sub-Class might have under ERISA, the federal securities laws, or which relate to the holding, voting or acquisition of McKesson or HBOC securities. The court granted final approval to that settlement on September 9, 2005, holding that it was fair, adequate and reasonable to the HBOC Sub-Class. In November 2005, the Plan received the ERISA Action settlement for the HBOC Sub-Class, less attorneys’ fees, totaling $13,654,000. The ERISA litigation proceeds for the HBOC Sub-Class were allocated to the Plan participants on November 17, 2005. In October 2006, the Plan received $15,000 in residual settlement proceeds which were allocated to the Plan participants.
     In March 2006, the Company reached an agreement to settle all claims for the benefit of the McKesson Sub-Class for $18.5 million, plus certain accrued interest, minus certain costs and expenses such as plaintiffs’ attorneys’ fees. The court granted final approval to that settlement on September 1, 2006, holding that it was fair, adequate and reasonable to the McKesson Sub-Class. This settlement provided for the release of all remaining claims against all defendants in the ERISA Action. In October 2006, the Plan received the ERISA Action settlement for the McKesson Sub-Class, less attorneys’ fees, totaling $13,966,000. The ERISA litigation proceeds for the McKesson Sub-Class were allocated to the Plan participants on April 24, 2007.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
     Accounting Litigation
     Also following the announcements by McKesson in April, May and July of 1999 described above, as of March 31, 2007, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Securities Litigation Action”). On January 12, 2005, McKesson announced that it reached an agreement to settle the claims in the Consolidated Securities Litigation Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Securities Litigation Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Securities Litigation Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the settlement class. On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. On April 27, 2009, the court issued an order approving the distribution of the settlement funds. The Plan is anticipating receiving its share of the settlement of approximately $90 million during 2010. Approximately $30 million of the Consolidated Securities Litigation Action proceeds are attributable to the allocated shares of the McKesson common stock owned by the Plan participants during the Consolidated Securities Litigation Action class holding period and will be allocated to the respective participants on that basis. Approximately $60 million of the proceeds are attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock owned by the Plan in an employee stock ownership plan (the “ESOP”) suspense account during the Consolidated Securities Litigation Action class holding period. In accordance with the Plan terms, the Plan will allocate all of the Unallocated Proceeds to current PSIP participants as of the close of the Plan year in which such amounts are received by the Plan.
10. RELATED-PARTY TRANSACTIONS
     At March 31, 2009 and 2008, the Plan held approximately 8,834,000 and 8,373,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares are held within the McKesson Corporation Employer and Employee Stock Funds and the Leveraged ESOP. At March 31, 2009 and 2008, the allocated Employer Stock Funds held approximately 7,719,000 and 7,322,000 common shares and the Leveraged ESOP held approximately 67,000 and 148,000 common shares, as collateral for the ESOP loans. At March 31, 2009 and 2008, the Employee Stock Fund held approximately 1,048,000 and 903,000 shares.
     McKesson Corporation declared dividends of $0.48 per share for fiscal year 2009 ($0.24 for 2008). During the years ended March 31, 2009 and 2008, the Employer Stock Funds received dividend income from McKesson Corporation common shares of approximately $3,118,000 and $1,988,000. During each of the years ended March 31, 2009 and 2008, the Employee Company Stock Fund received dividend income from McKesson Corporation common shares of approximately $393,000 and $216,000.
     Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2009 AND 2008
11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2009 and 2008 to the Form 5500:
Statements of net assets available for benefits:

	2009	2008
Net assets available for benefit per the financial statements	$1,307,327	$1,816,560
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,469)	(303)

Net Assets available for benefits per the Form 5500	$1,300,858	$1,816,257

Statements of changes in net assets available for benefits:

	2009	2008
Increase (decrease) in net assets per the financial statements	$(509,233)	$31,631
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,166)	611

Net increase (decrease) in net assets available for benefits per the Form 5500	$(515,399)	$32,242

12. SUBSEQUENT EVENTS
     The Plan was amended effective April 2009 to change the timing of the employer matching contribution from monthly to annually for the Plan year ended March 2010.
     Effective April 2009 the Plan will offer a Roth 401(k) after tax contribution option in addition to the existing pretax contribution option.
     Effective June 2009, the Plan was amended to allow employer cash contributions to be retained in cash or cash equivalent investments within the Plan and for income in the Suspense Account to be retained in cash. In addition, following the amendment, matching employer contributions made in cash will be invested in the participant directed funds unless otherwise determined by the Company.
     Effective August 2009, the Plan will change the investment options within the core investments, close the mutual fund window to new contributions and add Vanguard target-dated funds as the default investment fund. The Plan will continue to offer the McKesson Employee Stock Fund and the Fidelity BrokerageLink options.
     In June 2009, the outstanding ESOP promissory note of $869,000 was paid in full and the remaining collateralized 67,000 unallocated shares of McKesson Corporation common stock were released and will be allocated to participants in fiscal year 2010.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* MCKESSON ER STK FUND (allocated)	$276,973,057	7,719,312	$270,484,695
* MCKESSON ER STK FUND (unallocated)	1,251,805	66,444	2,328,198
* MCKESSON EE STK FUND	42,745,604	1,048,378	37,027,256

			309,840,149

SSGA BOND INDEX	18,185,821	1,189,487	22,933,309
SSGA BALANCED	66,067,150	3,818,297	57,210,442
SSGA S&P 500 INDEX	124,026,575	7,881,656	101,200,460

			181,344,211

WELLNGTON MGMT SMCAP	34,024,373	2,453,894	23,704,612
DODGE & COX LARGE CAP VALUE FUND	79,450,575	5,994,730	62,105,401
RAINIER LG CAP GROWTH	10,592,538	1,056,468	6,592,358

			92,402,371

UNDERLYING SECURITIES OF BNY MELLON STABLE VALUE FUND:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	13,949,367	1.00% interest rate	13,949,367
Natixis Financial Products, Inc. 975-25 (5 Year CMS-19)	2,007,269	2.12% interest rate	2,057,195
Mellon Stable Value Fund	608,248	3.73% interest rate	588,246
Bank of America, N.A. 03-051	16,405,367	4.81% interest rate	16,239,586
Metropolitan GAC 31937	2,510,137	4.44% interest rate	2,554,306
Natixis (formerly IXIS) Financial Products, Inc. WR 1075-01	19,759,588	4.75% interest rate	18,399,808
State Street Bank SSB1 107074	21,806,000	4.80% interest rate	20,341,694
State Street Bank SSB2 107075	13,169,024	4.88% interest rate	12,434,524
Pacific Life G-27306.01	41,801,172	3.98% interest rate	38,860,583
Rabobank Nederland MCK080301	7,981,060	4.13% interest rate	8,102,903

			133,528,212

FIDLEITY BROKERAGELINK	18,043,241	18,656,085	13,359,457
* FID DIVERSIFIED INTL	63,677,705	1,941,236	36,825,255
PIMCO TOT RETURN ADM	18,568,950	1,779,526	18,026,601
TMPL FOREIGN SM CO A	471,300	27,445	195,682
ABF BALANCED INV	929,139	71,367	620,182
ABF LARGE CAP VAL INV	3,461,198	173,064	1,962,542
ABF INTL EQUITY INV	424,096	21,057	218,998
MUTUAL GBL DISCOVERY A	4,482,030	159,935	3,500,968
BARON GROWTH	11,792,182	268,736	7,667,038
BARON ASSET FUND	1,262,291	22,459	716,008
UBS GLOBAL EQ Y	8,850	728	5,601
MSIF CAPITAL GRTH P	182,415	9,992	123,696
CALV NEWVIS SM CP A	69,518	4,381	41,356
CALVERT SIF BALNCD A	163,304	5,689	111,333
CALVERT SIF BOND A	491,565	31,810	445,340
CALVERT SIF:EQUITY A	21,787	679	14,543
CALVERT CAP ACC A	15,929	734	11,621
FMA SMALL COMPANY INV	847,036	45,324	505,368
LOOMIS SM CAP VAL R	808,281	32,061	470,331
ARIEL FUND	4,343,807	97,444	1,929,388
ARIEL APPRECIATION	3,011,050	77,831	1,494,355
NB CORE BOND INV	270,676	27,618	244,971
FKLN SMMIDCAP GRTH A	3,443,870	87,272	1,733,226
TEMPLETON FOREIGN A	9,086,890	1,016,187	4,156,207
MUTUAL SHARES CL A	4,089,032	174,600	2,390,276
MANAGERS SPECIAL EQ	126,511	1,856	50,438

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
MSI GLOBAL VAL EQ P	79,683	5,175	42,949
MSIF CP FX INC P	302,119	27,154	241,123
MSIF MIDCAP GRTH P	895,630	35,369	596,680
MSIF VALUE P	325,566	20,902	194,183
MSIF SM CO GRTH P	202,665	17,923	123,488
MSIF EMERGING MKTS P	2,293,756	88,227	1,151,362
NB GENESIS — INV CL	637,436	24,288	472,404
NB FOCUS TRUST	177,560	8,878	82,656
NB GENESIS — TR CL	14,988,222	322,279	8,998,033
NB PARTNERS TRUST	961,801	43,474	484,737
NB SOCIALLY RESP TR	466,444	30,034	310,251
OAKMARK SELECT I	2,302,707	74,141	1,110,631
OAKMARK FUND I	1,074,285	27,224	633,786
ALLNZ CCM CAP AP ADM	395,876	22,151	243,214
ALLNZ CCM MID CP ADM	580,592	24,529	356,166
PIM GLBBND AD UNHDGD	1,034,564	103,989	844,387
PIMCO HIGH YIELD ADM	1,417,568	157,210	1,031,297
PIMCO LOW DUR ADM	867,332	89,332	830,787
PIMCO LT US GOVT ADM	1,429,829	130,924	1,516,104
TEMPLETON DEV MKTS A	2,075,612	88,209	1,104,373
TEMPLETON GROWTH A	3,059,799	140,623	1,598,881
TMPL GLOBAL BOND A	6,872,464	612,534	6,786,882
TEMPLETON WORLD A	1,934,172	114,459	1,109,106
AIM CONSTELLATION A	181,845	6,622	101,387
CS LG CAP GRTH COM	47,196	3,007	33,343
CS MID CAP CORE COM	105,117	4,015	84,841
RS SMALL CAP GROWTH A	190,361	5,782	125,468
ARTISAN INTL	2,987,665	115,775	1,560,644
MSI INTL EQUITY P	249,005	16,688	157,703
NB GUARDIAN TRUST	339,510	28,026	196,745
DWS INTERNATIONAL S	143,154	2,527	76,493
DOMINI SOCIAL EQ INV	201,094	7,231	126,114
RAINIER SM/MID CAP	2,219,950	59,805	1,116,555
DWS GLOBAL OPPS S	273,074	6,860	135,891
AM CENT ULTRA INV	144,981	6,850	95,007
AIM GBL SM&MDCP GR A	499,488	23,143	238,369
MANAGERS BOND FUND	1,995,684	83,991	1,616,825
MGRS AMG ES LG CP GR	10,530	355	6,879
RS SMALLER CO GRTH A	135,775	6,701	68,081
TCW SELECT EQUITY N	286,129	16,829	169,295
CS LARGE CAP VALUE A	296,745	20,006	164,853
AIM BASIC VALUE A	186,425	6,371	76,323
LM VALUE TRUST FI CL	420,696	6,407	165,674
ARTISAN MID CAP INV	1,231,167	43,863	760,581
OAKMARK EQ & INC I	5,946,360	232,625	4,712,987
ROYCE LOW PR STK SER	1,596,346	105,037	887,562
WFA SMALL CAP VAL INV	729,424	25,409	433,473
VK GROWTH & INCOME A	1,227,367	63,443	772,736
LD ABBETT AFFILTD A	394,586	30,861	221,277
DWS STRATEGIC VAL A	789,157	18,436	373,325
VAN KAMPEN EQ INC A	846,584	101,487	601,819
AIM MIDCAP CORE EQ A	530,121	28,797	428,789
WEST ASSET CORE FI	230,641	22,678	195,259
BARON SMALL CAP	521,990	24,960	328,226
WFA C&B MDCP VAL INV	517,013	28,577	267,771
PIMCO REAL RTN BD AD	2,379,531	220,022	2,200,218
LMP AGGR GROWTH A	140,711	1,395	87,268
NB HIGH INC BOND INV	112,873	16,084	107,277
ALLNZ NFJ SMCPVAL AD	2,971,936	110,484	1,814,152

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
WFA SM CO VALUE ADM	135,514	9,494	55,823
RS PARTNERS A	358,958	11,442	195,423
ALL/BERN SMMDCPVAL A	144,801	10,579	91,188
COL/ACORN SELECT Z	2,437,177	94,612	1,292,397
COL CONS HIGH YLD Z	83,074	11,692	72,956
CRM MID CAP VAL INV	2,299,087	90,773	1,597,605
ABF SM CAP VAL INV	755,238	39,063	382,035
AM CEN LG CO VAL INV	63,659	9,786	35,622
NB INTL FUND TRUST	423,285	18,108	198,459
LMP LARGE CAP GRTH A	14,000	642	10,338
ROYCE TOT RETURN SER	467,741	38,011	288,880
AM CENT VISTA INV	595,457	32,707	348,325
ROYCE OPPORTUNITY S	567,593	48,607	230,884
LD ABBETT SMCP BLD A	193,612	13,688	130,033
WFA MIDCP DSCPLD INV	351,688	19,864	246,710
RS VALUE A	297,279	12,028	170,310
ROYCE VALUE PLUS SER	3,472,409	263,017	1,956,849
VIRTUS SM-CAP COR I	51,588	3,421	32,701
VIRTUS MID-CAP VAL A	646,254	26,962	335,413
NB REGENCY TRUST	49,152	4,030	26,234
LOOMIS GROWTH A	24,844	4,058	14,772
TOUCHSTN SC SEL GR Z	11,514	1,558	7,650
WA CORE PLUS BOND FI	174,947	17,435	147,847
HARTFORD GROWTH Y	181,520	10,593	115,890
HTFD INTL CAP GRTH Y	382,594	26,936	161,347
HTFD SM CAP GROWTH Y	2,091	86	1,364
* FID FIDELITY	2,679,276	90,175	1,869,329
* FID PURITAN	2,677,759	148,197	1,848,016
* FID TREND	319,185	6,544	246,333
* FID SEL COMPUTERS	61,427	1,691	45,430
* FID SEL ELECTRONICS	51,795	1,477	36,233
* FID SEL CONS STAPLES	1,002,512	17,539	802,053
* FID VALUE STRATEGIES	425,535	15,361	190,173
* FID GINNIE MAE	5,590,908	508,985	5,761,712
* FIDELITY MAGELLAN	64,823,362	677,523	30,237,872
* FID CONTRAFUND	14,495,591	232,527	9,842,867
* FID EQUITY INCOME	5,140,568	105,127	2,812,142
* FID GROWTH COMPANY	11,134,718	160,026	7,633,220
* FIDELITY INVST GR BD	1,154,996	161,933	1,031,512
* FID GROWTH & INCOME	47,609,551	1,441,684	16,709,122
* FID SEL SOFTWARE	434,909	6,867	332,365
* FID INTERMED BOND	7,652,343	754,962	6,907,904
* FID SEL AIR TRANSPRT	68,333	1,808	32,857
* FID CAPITAL & INCOME	5,873,579	724,566	4,021,340
* FID VALUE	9,469,161	135,414	4,621,667
* FID MORTGAGE SEC	225,633	20,939	211,483
* FID SEL GOLD	4,531,537	129,574	4,419,773
* FID SEL BIOTECH	850,184	13,273	763,488
* FID SEL ENERGY SVCS	3,916,148	49,469	1,752,203
* FID SEL INSURANCE	85,380	1,594	42,960
* FID SEL RETAILING	77,374	1,948	61,471
* FIDELITY US GOVT RES	9,937,451	9,937,451	9,937,451
* FIDELITY GOVT INCOME	7,029,574	666,554	7,265,435
* FIDELITY CASH RESRVE	24,566,662	24,566,662	24,566,662
* FID SEL ENERGY	6,459,318	124,169	3,531,354
* FID SEL LEISURE	138,614	1,898	95,979
* FID SEL HEALTHCARE	1,440,821	12,606	1,007,436
* FID SEL TECHNOLOGY	512,674	8,597	362,527
* FID SEL UTILITIES	596,704	10,810	383,862

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* FID SEL FINANCIAL	915,407	15,394	557,586
* FID SEL DEFENSE	1,598,830	20,866	856,152
* FID SEL BROKERAGE	614,405	9,892	278,846
* FID SEL CHEMICALS	1,547,588	20,436	995,844
* FID INDEPENDENCE	3,424,394	140,485	1,823,491
* FID OTC PORTFOLIO	685,818	16,990	494,569
* FID OVERSEAS	1,231,299	30,912	660,908
* FID SEL TELECOMM	186,734	4,483	130,499
* FID SEL HOME FINANCE	144,674	7,220	64,690
* FID LEVERAGED CO STK	8,399,156	295,513	3,750,063
* FID EUROPE	1,663,878	46,960	926,516
* FID PACIFIC BASIN	809,267	30,222	367,500
* FID REAL ESTATE INVS	7,324,062	268,975	2,703,196
* FID BALANCED	13,749,717	766,693	9,614,328
* FID INTL DISCOVERY	6,791,497	217,046	4,434,244
* FID CAP APPRECIATION	4,523,932	179,237	2,593,554
* FID CONVERTIBLE SEC	2,098,679	90,075	1,243,933
* FID CANADA	10,496,667	215,569	7,038,333
* FIDELITY TELECOM & UTIL	736,688	43,652	515,097
* FID BLUE CHIP GROWTH	29,052,135	687,502	17,173,788
* FID ASSET MANAGER 50%	8,536,355	543,451	5,749,713
* FID DISCIPLINED EQTY	1,008,939	37,091	573,792
* FIDELITY LOW PR STK	15,468,959	426,597	9,086,510
* FID WORLDWIDE	769,903	43,693	483,678
* FID EQUITY INCOME II	14,444,864	654,205	7,444,858
* FID STOCK SELECTOR	609,860	24,909	389,073
* FID ASSET MGR 70%	783,845	52,797	541,166
* FIDELITY EMERG MRKTS	7,100,230	306,214	3,852,178
* FID GR STRATEGIES	2,463,865	141,950	1,622,489
* FID ASSET MGR 20%	1,371,611	111,941	1,147,395
* FID DIVIDEND GROWTH	5,129,599	191,734	2,770,558
* FID NEW MARKETS INC	5,431,316	390,747	4,587,369
* FID EXP & MULTINATL	4,045,282	194,321	2,668,027
* FID FOCUSED STOCK	222,155	22,720	180,396
* FID GLOBAL BALANCED	856,622	40,818	623,285
* FID INTL CAP APPREC	791,558	54,791	371,485
* FID SM CAP INDEPEND	1,076,677	56,440	511,908
* FID MID CAP STOCK	8,098,807	322,204	4,758,946
* FID LARGE CAP STOCK	1,025,975	66,382	625,319
* FID GROWTH DISCOVERY	1,740,602	131,774	1,050,242
* FID SMALL CAP STOCK	3,575,752	213,218	1,995,720
* FID EUROPE CAP APP	1,546,766	64,254	761,404
* FIDELITY NORDIC	2,230,976	60,268	989,605
* FID ASSET MGR 85%	972,162	81,866	651,655
* FID LATIN AMERICA	10,666,072	241,870	6,825,564
* FID JAPAN	567,133	38,774	306,317
* FID SOUTHEAST ASIA	5,972,029	178,970	3,208,933
* FID CHINA REGION	4,268,365	171,530	2,921,156
* FID SEL IT SERVICES	53,775	3,659	41,676
* FID SEL MED EQ & SYS	1,291,112	54,688	1,010,081
* FID FOUR IN ONE IDX	870,267	34,190	612,334
* FID JAPAN SMALLER CO	609,410	52,262	299,463
* FID MEGA CAP STOCK	846,455	85,216	519,817
* FID STRATEGIC INCOME	3,691,786	358,933	3,155,019
* FID FREEDOM INCOME	690,198	64,722	606,444
* FID FREEDOM 2000	194,876	16,586	163,541
* FID FREEDOM 2010	11,420,299	817,238	8,066,141
* FID FREEDOM 2020	15,515,431	1,109,932	10,455,564
* FID FREEDOM 2030	9,217,885	649,478	5,825,818

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* FID SM CAP RTMT	698,882	48,811	452,968
SPTN TOTAL MKT INDEX	6,293,915	192,334	4,308,274
SPTN EXTND MKT INDEX	2,081,881	63,119	1,284,471
SPARTAN INTL INDEX	5,661,606	144,675	3,252,301
* FID SHORT TERM BOND	1,306,023	150,607	1,197,327
* FID INTM GOVT INCOME	3,233,987	304,971	3,336,381
* FID HIGH INCOME	1,502,225	188,924	1,176,998
* FID FIFTY	2,829,080	137,594	1,428,224
* FID SEL AUTOMOTIVE	26,249	912	11,192
* FID SEL MULTIMEDIA	20,480	606	12,027
* FID SEL MEDICAL DEL	1,073,459	22,942	600,612
* FID SEL PAPER&FOREST	9,194	353	4,951
* FID SEL BANKING	494,421	37,351	367,531
* FID SEL MATERIALS	492,348	10,427	327,931
* FID SEL INDUST EQUIP	84,392	3,024	46,902
* FID SEL CONSTR/HOUSE	183,910	5,138	106,616
* FID SEL TRANSPORT	171,035	3,746	95,031
* FID SEL NATURAL GAS	3,904,228	95,717	1,930,616
* FID SEL NATURAL RES	3,986,557	124,757	2,275,566
* FID SEL INDUSTRIALS	148,117	7,892	88,234
* FID SEL ENVIRONMENT	116,674	8,108	89,433
* FID SEL CONS DISCR	10,644	540	7,100
* FID SEL COMM EQUIP	61,378	3,078	37,736
* FID SEL PHARMACEUTCL	392,774	38,103	321,972
* FIDELITY RETIRE MMKT	27,499,927	27,499,927	27,499,927
* FIDELITY RET GOVT MM	7,389,253	7,389,253	7,389,253
SPARTAN US EQ INDEX	7,473,205	163,216	4,635,331
* FIDELITY US BD INDEX	4,803,799	443,613	4,768,835
* FID INST SH INT GOVT	1,570,180	158,262	1,611,105
* FID LARGE CAP VALUE	1,232,692	93,564	655,884
* FID FREEDOM 2040	4,245,655	521,017	2,657,187
* FID MID CAP VALUE	1,491,811	97,713	791,478
* FID LARGE CAP GROWTH	736,075	73,377	436,592
* FID MID CAP GROWTH	713,266	59,589	389,710
* FID INFLAT PROT BOND	1,402,653	127,104	1,390,518
* FID ULTRASHORT BOND	84,596	9,111	73,340
* FID FLOAT RT HI INC	608,642	66,380	543,651
* FID INTL SMALL CAP	3,055,742	126,250	1,400,115
* FID TOTAL BOND	1,178,473	115,904	1,077,905
* FID VALUE DISCOVERY	2,716,367	170,322	1,502,242
* FID REAL ESTATE INC	227,379	23,159	152,156
* FID SEL NET & INFSTR	90,377	42,939	59,256
* FID SEL WIRELESS	590,853	86,136	419,483
* FID BLUE CHIP VALUE	909,569	69,811	476,111
* FID NASDAQ COMP INDX	199,781	7,236	146,610
* FID FREEDOM 2005	104,791	10,056	80,650
* FID FREEDOM 2015	9,740,077	916,997	7,455,189
* FID FREEDOM 2025	6,509,201	564,726	4,337,093
* FID FREEDOM 2035	3,271,425	282,794	2,081,367
* FID STRAT DIV & INC	295,824	25,817	162,134
* FID FOCUSED HIGH INC	122,943	15,849	121,561
* FID INTL REAL ESTATE	1,463,235	112,537	630,210
* FID SMALL CAP GROWTH	484,627	35,245	285,488
* FID SMALL CAP VALUE	479,713	38,003	310,865
* FID INTL SM CAP OPP	446,109	33,272	180,336
* FID STRAT REAL RET	193,442	20,077	135,922
* FID FREEDOM 2045	575,480	63,511	380,429
* FID FREEDOM 2050	636,130	68,337	399,089

			555,799,958

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* OUTSTANDING LOAN BALANCE (4009 loans, interest rates from 4% to 11%)			26,871,061

Total	$1,652,581,305		$1,299,785,962

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan
Dated: September 21, 2009	/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

/s/Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources